Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

March 11, 2024.

Item 3	News Release

The press release attached as Schedule “A” was released on March 11, 2024, by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Geoffrey Morphy

President & Chief Executive Officer

Bitfarms Ltd.

gmorphy@bitfarms.com

Item 9	Date of Report

March 11, 2024.

Schedule “A”

Bitfarms Purchases Additional Miners to Reach 21 EH/s in 2024

-Fully exercises 28,000 Bitmain T21 miner purchase option –

-Purchases additional 19,280 Bitmain T21 miners –

-Purchases 3,888 Bitmain S21 miners –

-Purchases 740 Bitmain S21 Hydro miners –

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 8, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario and Brossard, Québec (March 11, 2024) - Bitfarms Ltd. (NASDAQ/TSX: BITF), a global vertically integrated Bitcoin mining company, exercised its previously announced purchase option for 28,000 Bitmain T21 miners and also purchased an additional 19,280 Bitmain T21 miners for US$14/TH, 3,888 Bitmain S21 miners and 740 Bitmain S21 hydro miners for US$17.50/TH.

“With Bitcoin achieving new all-time high prices and having already confirmed the tremendous performance from our T21 miners currently running, Bitfarms acted quickly to secure additional T21 and S21 miners before anticipated hardware price increases. These miners are scheduled to be delivered in 2024, we believe they are sufficient to reach 21 EH/s in 2024 without a redeployment of our older miners, which we intend to liquidate to help offset the cost of new miners,” said Geoff Morphy, President and CEO of Bitfarms.

“These orders solidify our expansion plan for 2024 and provide the pathway to operating one of the newest and potentially most powerful mining fleets in the industry leading into what looks to be a promising bull market. Securing these miners now is a key part of our strategy to drive rapid and meaningful improvements across our three key operating metrics of hashrate, energy efficiency and operating costs per terahash with a plan to capture greater upside from rising Bitcoin prices with rapidly expanding mining margins,” Morphy concludes.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin mining company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 11 operating Bitcoin mining facilities and two under development situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	BTC BTC/day = Bitcoin or Bitcoin per day
●	EH or EH/s = Exahash or exahash per second
●	MW or MWh = Megawatts or megawatt hour
●	w/TH = Watts/Terahash efficiency (includes cost of powering supplementary equipment

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding the potential performance of new equipment purchases, projected growth, target hashrate, the benefits of upgrading and deployment of miners, the potential for improved financial performance and other statements regarding future growth, plans and objectives of the Company are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the construction and operation of the Company’s facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings, including the Company’s ability to utilize the Company’s at-the-market equity offering program (the “ATM Program”) and the prices at which the Company may sell Common Shares in the ATM Program;any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the MD&A for the year-ended December 31, 2023, filed on March 7, 2024. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by the Company. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Investor Relations contacts:

Tracy Krumme (Bitfarms)

+1 786-671-5638

tkrumme@bitfarms.com

David Barnard (LHA)

+1 415-433-3777

Investors@bitfarms.com

Media contacts:

Actual Agency

Khushboo Chaudhary
+1 646-373-9946
mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

4